Mail Stop 3561

July 13, 2006

Mark Landschulz
Origen Residential Securities, Inc.
27777 South Franklin Road
Suite 1700
Southfield, MI 48034

Re: Origen Residential Securities, Inc.
Registration Statement on Form S-3
Post-Effective Amendment No. 2
Filed June 20, 2006
File No. 333-117573

Dear Mr. Landschulz,

        We have reviewed your responses to the comments in our letter dated June 14, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We reissue comment 4 from our letter of June 14, 2006, in part. While we note that you have deleted "catch all" language on page 15 of the base prospectus, please delete similar "catch all" language referring to "other property" that appears on the cover page and on page 28. In addition, please delete references to "other credit enhancement" on pages 15, 23, and 28 or revise to specify what those other credit enhancements are.

<u>Base Prospectus</u>

<u>General</u>

2. We note your response to comment 16 in our letter of June 14, 2006, in which you have deleted reference to guarantees as a form of credit enhancement on page 42. However, such references remain on pages 3, 5, 15, 23, and 28. If these

references are intended to refer to Veterans Administration guarantees, as specified on page 40, then please make these references more specific. Otherwise, please delete.

Prospectus Supplement

Summary

3. We reissue comment 21 from our letter of June 14, 2006. Please briefly summarize the circumstances under which assets can be added, removed, or substituted. For example, the base prospectus on pages 4, 31, 44, 50, and 68 discusses various repurchase or substitution obligations of the depositor, servicer, seller, or sponsor.

The Servicer, the Subservicer and the Backup Servicer
The Servicer, page S-34

4. We note your response to comment 24 from our letter of June 14, 2006 in which you indicate that Origen Servicing, Inc. will perform all servicing functions for Origen Financial LLC. However, on page 1 of the base prospectus you indicate that Origen Financial LLC "may act as subservicer of assets secured by properties located in certain states, pending full licensure of Origen Servicing, Inc. as a servicer in those states." Please revise to remove this discrepancy or advise.

5. In addition, please revise the disclosure in the third-to-last paragraph on page S-35 so that it is clear whether or not Origen Servicing, Inc. was subservicer when loan performance triggers were tripped in prior securitizations sponsored by Origen Financial LLC.

Indenture Trustee, page S-41

6. We reissue comment 19 from our letter of June 14, 2006, in part. While we note your new disclosure on page S-41 referencing the indenture trustee's experience with "securitization transactions", please revise to disclose the trustee's prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets.

*   *   *   *   *

       If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3316.

Sincerely,

Messeret Nega
Attorney-Advisor

cc: <u>Via Facsimile (804) 344-7999</u>
       Thomas Hiner, Esq.
       Hunton & Williams